26 April 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549



07024088

'SUPPL

Dear Sirs

Re :   Exemption No. 82-3342
        Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 25 April 2007, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED

JUN 0 7 2007

THOMSON
FINANCIAL

c.c Ms Andres Estay -   The Bank of New York
                          ADR Department
                          101 Barclay St., 22nd Floor
                          New York
                          NY 10286



Form Version 2.0
General Announcement
Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 25/04/2007 18:34:23
Reference No LI-070425-9D605

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● Announcement ○ Reply to query

* Subject :
Dealings in Securities by Principal Officers Outside Closed Period

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officer	Date of Dealings	Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Kok Wai Hung	13.04.2007	1.600	4,000	*
	17.04.2007	1.680	3,000	*
	18.04.2007	1.740	2,000	*
	20.04.2007	1.764	5,000	*

* Less than 0.01%

LION INDUSTRIES CORPORATION BERHAD (415-D)

....
Secretary

2 5 APR 2007

END

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